As filed with the Securities and Exchange Commission on January 8, 2008

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3

                                       TO

                                   FORM N-8B-2

                               FILE NO. 811-21056

                 REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST

                         Pursuant to Section 8(b) of the
                         Investment Company Act of 1940

                           ADVISOR'S DISCIPLINED TRUST
              (and Subsequent Trusts and Similar Series of Trusts)












              NOT THE ISSUER OF PERIODIC PAYMENT PLAN CERTIFICATES





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I.   ORGANIZATION AND GENERAL INFORMATION

     2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

          Fixed Income Securities, Inc. (the "Depositor")
          18925 Base Camp Road
          Monument, Colorado  80132
          Internal Revenue Service Employer Identification Number is: 20-0532180

     4. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

          Fixed Income Securities, Inc.
          18925 Base Camp Road
          Monument, Colorado  80132
          Internal Revenue Service Employer Identification Number is: 20-0532180

     24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23, inclusive.

          Fixed Income Securities, Inc., the Depositor, also serves as Evaluator and Supervisor for the Trusts. Reference is made to information provided in answer to Item 13(a).

III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

     25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

          Fixed Income Securities, Inc. is a Delaware corporation that was originally organized as a limited partnership under the laws of Texas on December 29, 2003 and converted to a Delaware corporation as of January 1, 2008.


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Officials and Affiliated Persons of Depositor

     28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.


               ---------------------------------------------------
               NAME              OWNERSHIP OF SECURITIES OF THE
                                 DEPOSITOR (% OF CLASS)
               ---------------------------------------------------
               Scott I.          475,960 Class B Units (15.851%);
               Colyer            4,150,000 Class D Units (43.454%)
               ---------------------------------------------------
               Lisa A.           147,987 Class B Units (4.928%);
               Colyer            1,080,000 Class D Units (11.309%)
               ---------------------------------------------------
               James R.          118,163 Class B Units (3.935%);
               Costas            50,435 Class D Units (0.528%)
               ---------------------------------------------------
               Joe R. Cotton     146,300 Class B Units (4.872%);
                                 132,800 Class D Units (1.391%)
               ---------------------------------------------------
               Jim               950,000 Class D Units (9.947%)
               Dillahunty
               ---------------------------------------------------
               Michael           2,000 Class B Units (0.067%)
               Dudley
               ---------------------------------------------------
               Christopher       56,200 Class B Units (1.872%);
               T. Genovese       202,384 Class D Units (2.119%)
               ---------------------------------------------------
               Denis Marlin      92,822 Class A Units (100.000%)
               ---------------------------------------------------
               Randal J.         140,000 Class D Units (1.466%)
               Pegg
               ---------------------------------------------------
               R. Scott          2,500 Class B Units (0.083%);
               Roberg            23,228 Class D Units (0.243%)
               ---------------------------------------------------
               Jack Simkin       117,909 Class B Units (3.927%);
                                 1,058,896 Class D Units (11.088%)
               ---------------------------------------------------
               Andrew            412,702 Class D Units (4.321%)
               Williams
               ---------------------------------------------------



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                                    EXHIBITS

The following exhibits are filed herewith:

Exhibit A(6)(a)

     Certificate of Incorporation of the Depositor.  Reference is made to
     Exhibit 1.2 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 213 (File No. 333-148484) as filed on January 4, 2008.

Exhibit A(6)(b)

     Bylaws of the Depositor. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 for Advisor's Disciplined Trust 213 (File No. 333-148484) as filed on January 4, 2008.


















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                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, Fixed Income Securities, Inc., the Depositor of the registrant, has caused this Amendment No. 3 to the registration statement to be duly signed on behalf of the registrant in the city of Wichita and state of Kansas on the 8th day of January 2008.

                                ADVISOR'S DISCIPLINED TRUST

                                By:  FIXED INCOME SECURITIES, INC.
                                      DEPOSITOR


                                By:     /s/ ALEX R. MEITZNER
                                   -------------------------------
                                         Alex R. Meitzner
                                       Senior Vice President

















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